FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

BOARD APPOINTMENT

William F Aldinger, chairman and chief executive officer of Household International, Inc., has today been appointed an executive Director of HSBC Holdings plc.

Mr Aldinger will continue to lead Household's businesses and will assume overall responsibility for the HSBC Group's North American operations as chairman and chief executive officer of HSBC North America Inc. later this year.

A brief biography of Mr Aldinger follows.

William F Aldinger, III

Chairman and Chief Executive Officer

Household International

William F Aldinger is chairman and chief executive officer of Household International, a subsidiary of HSBC Holdings plc. He will become chairman and chief executive officer of HSBC North America Inc. later this year.

Household International was acquired by HSBC Holdings plc in March 2003.

Mr Aldinger joined Household as president and chief executive officer in 1994. In 1998, Household acquired Beneficial Corporation, its oldest competitor, bringing together the two most recognised names in consumer finance, HFC and Beneficial.

Prior to Household, Mr Aldinger joined Wells Fargo Bank, San Francisco, as executive vice president of the bank's private banking group in 1986. In 1992, he was named vice chairman, with responsibility for the private banking and consumer credit groups. In 1993, he was appointed vice chairman with the added responsibility of the retail banking group. Before joining Wells Fargo, Mr Aldinger was with Citibank, New York (1975-1986) and US Trust Company, New York (1969-1975).

Mr Aldinger graduated from The Baruch School of City College of New York in 1969, and the Brooklyn Law School, where he received his law degree in 1975. He is a member of the New York Bar.

Mr Aldinger serves on the boards of directors of Mastercard International, Illinois Tool Works, Inc, the combined board of directors of Children's Memorial Medical Center/Children's Memorial Hospital and the Children's Memorial Foundation.

He is a member of the board of directors of Evanston Northwestern Healthcare and of the Chicago Urban League Business Advisory Council. In addition, he serves on the board of trustees of Northwestern University, the J L Kellogg Graduate School of Management, the Baruch College Fund and Chicago's Museum of Science and Industry.

Mr Aldinger is a member of The Chicago Club, The Commercial Club of Chicago and the Committee for Economic Development.

Pursuant to Rule 16.4(a) of the Listing Rules Mr Aldinger is a Director of the following publicly quoted companies:

* MasterCard Incorporated

* Illinois Tool Works, Inc.

and has been a Director of the following publicly quoted companies during the last five years:

* Household International, Inc.

* SunAmerica Inc.

* Stone Container Corporation

There are no matters relating to the appointment of Mr Aldinger which need to be disclosed pursuant to Rule 16.4(b) of the Listing Rules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 25, 2003